SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2009

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2009

Grupo TMM, S.A.B.

By:
______________________________________
/s/ Jacinto Marina
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated February 26, 2009 (GRUPO TMM REPORTS FOURTH-QUARTER AND FULL-YEAR 2008 FINANCIAL RESULTS)

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer	Kristine Walczak (investors, analysts, media)
011-525-55-629-8866 ext.2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or 011-525-55-629-8866 ext.3421
monica.azar@tmm.com.mx

GRUPO TMM REPORTS FOURTH-QUARTER
AND FULL-YEAR 2008 FINANCIAL RESULTS

 •   Revenues up 5.6 percent for quarter and 19.7 percent in 2008
 •   Operating profit up 31.3 percent in 2008
 •   Net profit of $91.7 million and EPS of $1.66 in Q4
 •   Total stockholder’s equity grew 48.7 percent to $176.8 million in 2008

(Mexico City, February 25, 2009) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics company, reported today its financial results for the fourth-quarter and 12-month periods of 2008.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “Over the past several years we have built a solid operating business, modernizing and increasing the size of our maritime fleet and entering into valuable medium- and long-term contracts with Pemex and other clients. Through well thought out investment and operational decisions, our strategy to expand our maritime fleet has resulted in improved revenue and profit generation potential. Even in these very difficult economic times, we are announcing increased revenues of 19.7 percent and increased operating profit of 31.3 percent for 2008 over 2007.”

“TMM, along with the vast majority of companies worldwide, faced a challenging business environment in the second half of 2008. Nonetheless, we recorded net income of $80.6 million and earnings per share of $1.43 for the full year of 2008. Also, at December 31, 2008, the Company had total assets of over $1.0 billion, a significant growth over total assets of $662 million at the end of last year. Total stockholders’ equity improved to $176.8 million at December 31, 2008, compared to $118.9 million at the end of 2007.”

Serrano continued, “Moreover, our strategy to structure a long-term, non-recourse, peso-denominated financing through our Trust Certificates Program has been extremely beneficial to TMM. Due to the strengthening of the U.S. dollar versus the peso in the second half of 2008, TMM recorded net exchange gains of $123.8 million and $145.5 million in the fourth quarter and full year 2008, respectively. I would also like to emphasize that 60 percent of the Company’s revenues and 35 percent of its costs and expenses are U.S. dollar denominated.”

“Demand for TMM’s offshore and product tanker services continued to be strong throughout 2008. In the fourth quarter, we received three new offshore vessels which began operations under two- and three-year fixed-rate contracts with Pemex.”

Serrano added, “We believe our results this year are indicative of the resilience of our maritime and port businesses.We are confident that our maritime business will continue to grow, as a result of our efficient operating position and the long-term contractual nature of our revenues, as will our port business, as we realize its full potential in 2009 and in years to come.”

“During the second half of 2008, we began a number of initiatives that should allow TMM to remain well positioned in this uncertain economic environment. Among these actions, we reduced our non-union workforce by 23 percent, which we expect will result in cost savings of approximately $3 million in 2009. We also enacted an organizational restructuring which will improve operational efficiencies while focusing our efforts on execution.”

“As a result of this organizational restructuring, corporate expenses in the fourth quarter were impacted by $1.1 million of non-recurring costs related to severance expenses. Excluding these non-recurring costs, the ratio of corporate expenses to total revenue in the full year of 2008 would have been 5.1 percent compared to 6.1 percent in the same period of 2007. We expect this ratio to continue a downward trend in 2009.”

Serrano concluded, “We believe that 2009 will be a challenging year. Nevertheless, we are confident that we are well positioned to meet these challenges as we continue to take additional steps to reduce costs, sell non-productive and non-strategic assets and restructure our corporate debt. Additionally, we intend to grow our Port business according to the Mexican Government’s development plan and to diversify our maritime business to international markets.”

CONFERENCE CALL
TMM’s management will host a conference call and Webcast to review financial and operational highlights and financial tables on Thursday, February 26 at 11:00 a.m. Eastern time. To participate in the conference call, please dial (877) 723-9511 (domestic) or (719) 325-4767 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at
http://www.visualwebcaster.com/event.asp?id=55590.

A replay of the conference call will be available through March 12 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 4652949. On the Internet a replay will be available for 30 days at
http://www.visualwebcaster.com/event.asp?id=55590.

Headquartered in Mexico City, TMM is a Latin American intermodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.